EXHIBIT 12.1
ENBRIDGE INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		For the Year Ended December 31,
		2017	2016	2015	2014	2013
		(dollars in millions, except ratio amounts)

	Earnings/(loss)	$3,266	$2,309	$(159)	$1,562	$490
	Add: Income tax (recovery)/expense	(2,697)	142	170	611	123
	Less: Income from equity investments	(1,102)	(428)	(475)	(368)	(330)

	Earnings/(loss) from continuing operations before income taxes and
	noncontrolling interests	(533)	2,023	(464)	1,805	283
Add:	Fixed Charges	3,121	2,057	2,120	1,597	1,243
	Distributed income of equity investees	1,264	827	727	565	701
Less:	Interest capitalized	(391)	(321)	(353)	(416)	(250)
	Preferred dividend requirements of consolidated subsidiaries	(35)	(2)	(2)	(2)	(2)
	Total earnings as adjusted	$3,426	$4,584	$2,028	$3,549	$1,975

	Fixed Charges
	Interest expense - net	$2,556	$1,590	$1,624	$1,129	$947
	Estimated interest portion of rental expense	174	146	143	52	46
	Interest capitalized	391	321	353	416	250
	Fixed Charges	$3,121	$2,057	$2,120	$1,597	$1,243

	Preferred dividend pre-tax income requirements	58	313	(20)	357	266

	Combined fixed charges and preferred dividends	3,179	2,370	2,100	1,954	1,509

	Ratio of earnings to fixed charges¹	1.1	2.2	1.0	2.2	1.6
	Ratio of earnings to fixed charges and preferred dividends	1.1	1.9	1.0	1.8	1.3

¹ The ratio coverage in 2015 was less than 1:1. We would have needed to generate additional earnings of $92 million to achieve a coverage ratio of 1:1 in 2015.